                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                           ARGENT CAPITAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  039921101000
--------------------------------------------------------------------------------
                                (CUSIP Number)

            SANDOR X. MAYUGA, ESQ., 2049 CENTURY PARK EAST SUITE 755
                      LOS ANGELES, CA 90067 (310) 286-1260
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 MARCH 15, 1999
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   039921101000        SCHEDULE 13D   Page     2    of      6    Pages
         ---------------------                       --------    --------

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CHRISTOPHER A. MILLAR
          1801 WEST END AVENUE, SUITE 1110, NASHVILLE, TN 37203
          ---------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

   3      SEC USE ONLY

          ---------------------------------------------------------------------

   4      SOURCE OF FUNDS*
          PF; 00
          ---------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [   ]

          ---------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          NEW ZEALAND
          ---------------------------------------------------------------------

                        7      SOLE VOTING POWER
  NUMBER OF                    2,995,523
   SHARES              --------------------------------------------------------
 BENEFICIALLY           8      SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING             9      SOLE DISPOSITIVE POWER
 PERSON WITH                   2,995,523
                       --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,995,523
          ---------------------------------------------------------------------

  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.9%
          ---------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.   039921101000                       Page   3    of   6     Pages
         ---------------------                     --------  --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          SAMUEL B. WATSON
          1801 WEST END AVENUE, SUITE 1110, NASHVILLE, TN 37203
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [ X ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,600,000
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                         0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,600,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                   0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,600,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                              Christopher A. Millar
                                Samuel B. Watson



Item 1.        SECURITY AND ISSUER

               This filing relates to the common stock of Argent Capital Corporation (the "Issuer"), a Nevada corporation whose principal office is located at 1801 West End Avenue, Nashville, TN 37203.

Item 2.        IDENTITY AND BACKGROUND

               This statement is being filed with the Securities and Exchange Commission (the "Commission") by the following reporting persons (the "Reporting Persons"): Christopher A. Millar, President, Chief Executive Officer and a Director of the Issuer; Samuel B. Watson, Executive Vice President and a Director of the Issuer and Chief Executive Officer of its subsidiary, Argent Financial Services, Inc. Mr. Millar is a citizen of New Zealand; Mr. Watson is a U.S. citizen. The business address of each is 1801 West End Avenue, Nashville, TN 37203. Neither has been convicted in a criminal proceeding nor been a party to a civil proceeding as a result of which the Issuer or any other person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               The shares and warrants purchased by Mr. Millar, as described in
               Item 5 (c), below were purchased from the Issuer by Mr. Millar using his personal funds and by reduction of amounts which the Issuer would otherwise owe to Mr. Millar in payment of salary earned during 1999. The shares and warrants owned by Mr. Watson were purchased directly from the Issuer using his personal funds.

Item 4.        PURPOSE OF TRANSACTIONS

               The securities have been acquired for investment purposes, and to fund operations of the Issuer, but not with a view to acquiring control of the Issuer. However, the Reporting Persons and other officers and Directors of the Issuer may be deemed to beneficially own approximately 60% of this class of equity securities of the Issuer.

Item 5.        INTEREST IN SECURITIES OF THE ISSUER

               Mr. Millar
               ----------
               (a) At May 26, 1999, Mr. Millar owns a total of 1,593,859 shares of the Issuer's common stock and 1,401,664 common stock purchase warrants, comprising beneficial ownership of 30.9% of the class of equity securities outstanding.

               (b) Mr. Millar has the sole power to vote and to dispose of the Issuer's common stock and to hold, exercise and dispose of the common stock purchase warrants he owns, as set forth herein.

               (c) On March 31, 1999, Mr. Millar purchased 202,664 investment units from the Issuer for $.25 per unit, which were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Each unit was comprised of one share of restricted common stock of the Issuer and one warrant to purchase an additional share of the Issuer's common stock at $.25 at any time within three years following the issuance. On April 15, 1999, Mr. Millar purchased 500,000 additional such investment units from the Issuer, on the same terms and pursuant to the same exemption from registration. The purchases were paid for partially in cash and partially by the reduction of amounts of salary which would otherwise have been owed to Mr. Millar by the Issuer.

               Mr. Millar previously owned 891,195 of the Issuer's common shares and 699,000 common stock purchase warrants.

               Mr. Watson
               ----------
               (a) At May 26, 1999, Mr. Watson owns 800,000 shares of the Issuer's common stock and 800,000 common stock purchase warrants, comprising beneficial ownership of 17.6% of the class of equity securities outstanding.

               (b) Mr. Watson has sole power to vote and to dispose of the Issuer's common stock and to hold, exercise and dispose of the common stock purchase warrants he owns, as set forth herein.

               (c) On March 15, 1999, Mr. Watson purchased for cash 400,000 investment units from the Issuer at a purchase price of $.25 per unit, which were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. Each unit was comprised of one share of restricted common stock of the Issuer and one warrant to purchase an additional share of the Issuer's common stock at $.25 at any time within three years following the issuance. On April 15, 1999 Mr. Watson purchased 400,000 additional such investment units from the Issuer, on the same terms and pursuant to the same exemption from registration. Mr. Watson previously owned and has since acquired no securities of the Issuer.

               The foregoing issuances were approved by the Issuer's Board of Directors. The purchases were made pursuant to the execution of stock purchase agreements approved by the Issuer's Board of Directors for use with respect to issuances to its employees, officers and directors. The common stock and any common shares purchased pursuant to exercise of the warrants are subject to a registration rights agreement with the Issuer, entitling the Reporting Persons to have such shares included in a registration statement for a public offering of the Issuer's securities, should such a registration statement be filed by the Issuer.


Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Neither Reporting Person has any contract, arrangement, understanding or relationship with any other person with respect to securities of the Issuer, including, without limitation, agreements regarding transfer or voting of such securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profit, division of profits or losses, or the giving or withholding of proxies.

Item 7.        MATERIAL TO BE FILED AS EXHIBITS

               None

               SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.


               Dated: May 26, 1999          /s/  Christopher A. Millar
                                                 -------------------------------
                                                 Christopher A. Millar

                                            /s/  Samuel B. Watson
                                                 -------------------------------
                                                 Samuel B. Watson